Exhibit 4.2
DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934
The following is a summary of the material terms of the shares of Greenbacker Renewable Energy Company LLC as set forth in our Fifth Amended and Restated Limited Liability Company Operating Agreement (the “LLC Agreement”), as currently amended and as may be amended in the future, or our LLC Agreement. This summary is qualified in its entirety by reference to our LLC Agreement. References herein to “us,” “we,” “our,” or the “Company” refer to Greenbacker Renewable Energy Company LLC. We were formed as a limited liability company under the laws of the State of Delaware. The rights of our shareholders (the “Members”) are governed by Delaware law as well as our LLC Agreement.
General
Each of our shares represents a limited liability company interest in Greenbacker Renewable Energy Company LLC. Our LLC Agreement provides that we may initially issue up to 400,000,000 shares of limited liability company interests (“shares”), of which 350,000,000 shares are designated as Class A, Class C, and Class I shares (“Common Shares”), and of which 50,000,000 are designated as preferred shares (“Preferred Shares”). In addition, the Company is authorized to issue one Liquidation Performance Unit (as defined below). On April 1, 2016, our board of directors designated new classes of Class P-A and Class P-I shares, which were offered in a private placement and have identical rights, privileges, and obligations, including voting rights, with the Class I shares. On November 17, 2020, our board of directors designated new classes of Class P-D, Class P-S and Class P-T shares, which were offered in a private placement and have identical rights, privileges, and obligations, including voting rights, with the Class I shares.
Our Shares
Class A Shares
Class A shares were previously available for purchase by the general public through public offerings initially commenced in August 2013 and terminated on March 29, 2019. Each Class A share issued in the primary offering was subject to a sales commission of up to 7.00% per share and a dealer manager fee of up to 2.75% per share, which underwriting compensation is subject to change in subsequent offerings. The sales commission and dealer manager fee were, in each case, payable at the time of subscription. We will not pay sales commissions or dealer manager fees with respect to any Class A shares issued pursuant to our distribution reinvestment plan.
Class C Shares
Class C shares were previously available for purchase by the general public through public offerings initially commenced in August 2013 and terminated on March 29, 2019. Each Class C share issued in the primary offering was subject to a sales commission of up to 3.00% per share and a dealer manager fee of up to 2.75% per share, which underwriting compensation is subject to change in subsequent offerings. The sales commission and dealer manager fee were, in each case, payable at the time of subscription. We will not pay sales commissions or dealer manager fee with respect to any Class C shares issued pursuant to our distribution reinvestment plan. In addition, with respect to Class C shares, the Company shall pay the dealer manager a monthly distribution fee (the “Distribution Fee”) that accrues daily at a rate equal to 1/365th of 0.80% of the amount of the net asset value for the Class C shares for such day on a continuous basis from year to year. The payment of Distribution Fees with respect to Class C shares out of cash otherwise distributable to holders of Class C shares will result in a lower amount of distributions being paid with respect to Class C shares.
Class I Shares
Class I shares were previously available for purchase by the general public through public offerings initially commenced in August 2013 and terminated on March 29, 2019. Each Class I share issued in the primary offering was subject to a dealer manager fee of up to 1.75% per share, which underwriting compensation is subject to change in subsequent offerings. The dealer manager fee was payable at the time of subscription. No selling commissions were paid for sales of any Class I shares, and the Company did not pay the dealer manager a distribution fee with respect to the Class I shares. We will not pay any dealer manager fees with respect to any Class I shares issued pursuant to our distribution reinvestment plan.

Class EO Shares

On May 19, 2022, pursuant to Section 7.3 of the LLC Agreement, the Company designated a new class of Common Shares (the “Class EO” shares). An aggregate of 13,071,153 shares were designated as Class EO shares and are referred to in the Certificate of Designation, dated May 19, 2022, as “Earnout Shares.”
The Earnout Shares are divided into three separate series, designated as “Tranche 1 Earnout Shares,” “Tranche 2 Earnout Shares,” and “Tranche 3 Earnout Shares.” The Earnout Shares are comprised of 4,357,051 Tranche 1 Earnout Shares, 4,357,051 Tranche 2 Earnout Shares, and 4,357,051 Tranche 3 Earnout Shares. Each separate series of Earnout Shares will initially not have the right to participate in any distributions payable by the Company. However, upon the achievement of separate benchmark quarter-end run-rate revenue targets applicable to each series, or upon the occurrence of certain liquidity events, each series of Earnout Shares can become “Participating Earnout Shares.” The run-rate revenue of Greenbacker Renewable Energy Corporation (“GREC”) or the Company (the “Run Rate Revenue”) upon which the benchmark targets are based is determined primarily by the calculation of third-party management fees during each quarter and additional capital raised from May 19, 2022 through December 31, 2025 (as may be extended to December 31, 2026 upon the achievement of certain Run Rate Revenue targets).
The Earnout Shares may become Participating Earnout Shares as follows (i) 2,904,410 of the Tranche 1 Earnout Shares will become Participating Earnout Shares if the Run Rate Revenue during any calendar quarter exceeds $8,333,333 and the balance of the Tranche 1 Earnout Shares will become Participating Earnout Shares if the Run Rate Revenue during any calendar quarter equals or exceeds $12,500,000; (ii) 2,904,410 of the Tranche 2 Earnout Shares will become Participating Earnout Shares if the Run Rate Revenue during any calendar quarter exceeds $16,666,667 and the balance of the Tranche 2 Earnout Shares will become Participating Earnout Shares if the Run Rate Revenue during any calendar quarter equals or exceeds $25,000,000; and (iii) 2,525,827 of the Tranche 3 Earnout Shares will become Participating Earnout Shares if the Run Rate Revenue during any calendar quarter exceeds $25,000,000 and the balance of the Tranche 3 Earnout Shares will become Participating Earnout Shares if the Run Rate Revenue during any calendar quarter equals or exceeds $37,500,000.
Upon achieving Participating Earnout Share status, such Earnout Shares will become entitled to priority allocations of profits and increases in value from the Company, and will (i) have equivalent economic and other rights as the Class P-I shares of the Company, (ii) vote together as a single class with the Class P-I shares on all matters submitted to holders of Class P-I shares generally, (iii) not have separate voting rights on any matters (other than amendments to the terms of the Participating Earnout Shares that affect such Participating Earnout Shares adversely and in a manner that is different from the terms of the Class P-I shares), and (iv) have the right to participate in all distributions payable by the Company, as if they were, and on a pari passu basis with, the Class P-I shares for all purposes set forth in the LLC Agreement, subject to, with respect to (i) and (iv), the allocation of sufficient amounts to the Earnout Shares. At its election, a holder may convert its Participating Earnout Shares into Class P-I shares after the holder’s Earnout Shares have been allocated sufficient profits or increases of value from the Company.
Preferred Shares
As of December 31, 2022, the Company had no Preferred Shares issued and outstanding.
Liquidation Performance Unit
Immediately following the consummation of the internalization transaction on May 19, 2022, and the contribution and subsequent cancellation and termination of the Special Unit (as defined in the Company’s Fourth Amended and Restated Limited Liability Company Operating Agreement, dated November 17, 2020), the Company issued one Liquidation Performance Unit to GB Liquidation Performance Holder LLC (the “Liquidation Performance Unitholder”). There was no obligation to contribute any capital in connection with the issuance of the Liquidation Performance Unit, and the capital account balance of the Liquidation Performance Unitholder immediately following its issuance to the Liquidation Performance Unitholder was zero. The grant of the Liquidation Performance Unit is intended to be treated as a restoration of the Liquidation Incentive Distribution (as defined in the Company’s Third Amended and Restated Limited Liability Company Operating Agreement, dated June 27, 2014), followed by a recapitalization of such interest modifying certain aspects of the distribution rights of such interest that is intended to be governed by Section 721 of the Internal Revenue Code of 1986, as amended (the “Code”), or, to the extent this interest is treated as newly issued, it is intended to be treated as the new issuance of a partnership interest in the Company that represents a profits interest within the meaning of Internal Revenue Service Revenue Procedure 93-27 as supplemented by Revenue Procedure 2001-43. The exchange of the Liquidation Performance Unit for Class P-I shares contemplated in Section 9.2(b) of the LLC Agreement is, if it occurs, intended to be treated as a recapitalization of the Liquidation Performance Unit governed by Section 721 of the Code.

Distributions
Subject to our board of director’s discretion and applicable legal restrictions, our board of directors has declared, and intends to continue to declare, cash distributions to Members on a quarterly basis and we have paid, and intend to continue to pay, such distributions on a monthly basis. We will calculate each Member’s specific distribution amount for the month using record declaration dates, and distributions will begin to accrue on the date the Company accepts subscriptions for shares. From time to time, we may also pay interim distributions at the discretion of our board of directors. Distributions will be paid out of funds legally available for distributions to our Members. Our distributions may exceed our earnings and adjusted cash flow from operating activities and may be paid from borrowings, offering proceeds and other sources, without limitation, especially during the period before we have substantially invested the proceeds from any offering. During certain periods, we have paid distributions from sources other than cash flow from operations, including offering proceeds. If we pay distributions from sources other than cash flow from operating activities, we will have less funds available for investments and investors’ return will be reduced. In no event, however, will funds be advanced or borrowed by us for the purpose of distributions, if the amount of such distributions would exceed the Company’s accrued and received revenues for the previous four quarters, less paid and accrued operating costs with respect to such revenues and costs shall be made in accordance with generally accepted accounting principles, consistently applied. There is no assurance that we will pay distributions in any particular amount, if at all. Cash distributions from the Company to any person directly or indirectly instrumental in organizing the Company or any person who will control, manage, or participate in the management of the Company, or any affiliate of such that person (the “Sponsor”) shall only be made in conjunction with distributions to Members and only out of funds properly allocated to the Sponsor’s account.
The Company will make no distributions in-kind except for (i) readily marketable securities or securities that may become readily marketable securities within a reasonable period of time (ii) distributions of beneficial interests in a liquidating trust established for the dissolution of the Company or (iii) distributions in connection with the liquidation of assets otherwise in accordance with the LLC Agreement. With respect to (ii) and (iii) our board of directors must advise each Member of the risks associated with direct ownership of the property, offer each Member the election of receiving distributions in-kind and only make such distributions to those Members who accept such offer.
Subject to payments made to holders of Preferred Shares, if any, distributions will be made first, if applicable, to the Liquidation Performance Unitholder, and second, on all classes of the Company’s Common Shares at the same time, in accordance with the rights of such classes of shares. Amounts distributed will be allocated among each class in proportion to the number of shares of each class outstanding. Amounts distributed to each class will be allocated among our Members in such class in proportion to their shares. The cash distributions with respect to the Class C shares will be lower than the cash distributions with respect to Class A and Class I shares because of the Distribution Fee relating to Class C shares, which will be allocated as a Class C specific expense. Amounts distributed to each class will be allocated among the holders of our shares in such class in proportion to their shares. Because the payment of such fees is not a deductible expense for tax purposes, the taxable income of the Company allocable to the holders of Class C shares may, therefore, exceed the amount of cash distributions made to the holders of Class C shares.
Upon listing or liquidation of the Company, the Liquidation Performance Unitholder shall be entitled to a distribution (the “Liquidation Performance Participation Distribution”) equal to 20.0% of the net proceeds (in the same form and relative proportion as to the form received by or allocated to the other Members) from the liquidation of the Company remaining after the other holders of shares have received distributions of net proceeds from the liquidation of the Company equal to the adjusted capital as calculated immediately prior to liquidation, or equal 20.0% of the listing premium, if any. Any listing premium, and related Liquidation Performance Participation Distribution, will be determined and payable in arrears at the first month end following thirty (30) days after the commencement of trading of shares following such listing.
Issuance of Additional Securities
Our LLC Agreement authorizes our board of directors, without the approval of any of our Members, to increase the number of shares we are authorized to issue and to classify and reclassify any authorized but unissued class or series of shares into any other class of series of shares having such designations, preferences, rights, powers and duties as may be specified by our board of directors. Our LLC Agreement also authorizes our board of directors, without the approval of any Member, to issue additional shares of any class or series for the consideration and on the terms and conditions established by our board of directors.
In accordance with the provisions of our LLC Agreement, we may also issue additional limited liability company interests that have designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to our Common Shares.

No Further Contribution
After paying for their shares, our Members will not have any further obligations to the Company or be required to contribute any additional capital to, or loan any funds to, the Company. However, under certain circumstances, our Members may be required to return distributions made to our Members in violation of Delaware law as described under the caption “—Limitation of Member Liability.”
Our Board of Directors
Except as otherwise specifically provided in our LLC Agreement, our board of directors have complete and exclusive discretion to manage the business and affairs of the Company and is authorized to and shall have all powers and rights necessary, appropriate or advisable to effectuate and carry out the purposes, investment policies and business of the Company. Our board of directors has appointed Greenbacker Capital Management (“GCM” and the “Advisor”) as the investment advisor of the Company.
Our board of directors may exercise broad discretion in allowing the Advisor to administer and regulate the operations of the Company, to act as agent for the Company, to execute documents on behalf of the Company and to make executive decisions that conform to general policies and principles established by our board of directors. Our board of directors is responsible for determining that compensation paid to the Advisor is reasonable in relation to the nature and quality of services performed and the investment performance of the Company. All agreements between the Advisor and the Company must be approved by a majority of the independent directors. Our board of directors may consider all factors that they deem relevant in making these determinations.
Our board of directors has the sole and absolute discretion to accept or refuse to accept the admission of any subscriber as a Member. Except to the extent limited by Delaware law or our LLC Agreement, our board of directors may delegate any or all of its duties under our LLC Agreement to any person, including any of its affiliates. Our LLC Agreement designates GCM as our tax matters partner with respect to operations conducted by the Company. GCM is authorized and required to represent the Company (at the expense of the Company) in connection with all examinations of the affairs of the Company by any U.S. federal, state or local tax authorities, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith.
Our board of directors consists of seven members, a majority of whom are independent directors as such term is defined in NASDAQ Listing Rule 5605(a)(2). The number of directors may be increased or decreased from time to time by our board of directors, provided, however, that the total number of directors shall never be fewer than three nor more than eleven. Further, at all times there shall be one more independent director than non-independent directors. The directors may increase the number of directors and fill any vacancy, whether resulting from an increase in the number of directors or otherwise, on our board of directors.
The directors may establish committees as they deem appropriate, and may delegate to such committees such powers as the directors deem appropriate, in their discretion, except as prohibited by the Delaware Limited Liability Company Act; provided that at least a majority of the members of the audit committee are independent directors. Any director may resign by written notice to our board of directors, effective upon execution and delivery to the Company of such written notice or upon any future date specified in the notice. Any director or the entire board of directors may be removed from office at any time, with or without cause, by the affirmative vote of a majority of the votes entitled to be cast at a meeting called for the purpose of the proposed removal.
Liability and Indemnification
Limited Liability and Indemnification
Our LLC Agreement provides that a director of the Company will not be liable to us, any of our subsidiaries, or any holder of shares, for monetary damages for any acts or omissions arising from the performance of any of such director’s obligations or duties in connection with the Company, including breach of fiduciary duty, except as follows: (i) for any breach of the director’s duty of loyalty to us or its Members; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) for any transaction from which the director derived an improper benefit.
Section 18-108 of the Delaware Limited Liability Company Act allows a limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Our LLC Agreement provides that, to the fullest extent permitted by law, subject to certain restrictions described below, we will indemnify our Sponsor, directors and officers, the Advisor or any of its affiliates who were or are a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that the person is or was a sponsor, director, officer, employee, partnership representative or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another company, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Subject to the conditions set forth in our LLC Agreement, we may pay or reimburse such indemnified person’s expenses (including attorneys’ fees) in advance of final disposition of a proceeding.
Further, notwithstanding the above, our LLC Agreement provides that we shall not indemnify or hold harmless our Sponsor, any director or officer, the Advisor or any of its affiliates, for any loss or liability suffered by us unless all of the following conditions are met:
•the party seeking exculpation or indemnification has determined in good faith that the course of action leading to the loss or liability was in our best interests;
•the party seeking exculpation or indemnification was acting on our behalf or performing services for us;
•such liability or loss was not the result of (1) negligence or misconduct in the case that the party seeking exculpation or indemnification is a director (other than an independent director), the Advisor or its affiliate or (2) gross negligence or willful misconduct in the case the party seeking exculpation or indemnification is an independent director; and
•the agreement to hold harmless is recoverable only out of net assets and not from our Members.
Further, notwithstanding the above, our LLC Agreement prohibits the indemnification for liabilities or expenses arising from or out of an alleged violation of state or federal securities laws by the parties named in the preceding paragraph, unless one or more of the following conditions is met:
•there has been a successful adjudication on the merits of each count involving alleged material securities law violations;
•such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction with respect to the party seeking indemnification; or
•a court of competent jurisdiction approves a settlement of the claims against the indemnitees and finds that indemnification of the settlement and related costs should be made, and the court considering the request for indemnification has been advised of the position of the Securities and Exchange Commission, or the SEC, and of the published position of any state securities regulatory authorities in states in which the securities were offered as to indemnification for violations of securities law.
Our LLC Agreement also provides that advancement of funds to the Advisor or any of its affiliates for reasonable legal expenses and other costs incurred in advance of the final disposition of a legal action for which indemnification is being sought is permissible only if all of the following conditions are met:
•the legal action relates to acts or omissions with respect to the performance of duties or services on our behalf or on behalf of any of our subsidiaries; and
•the Advisor or its affiliates seeking advancement undertake to repay us the advanced funds, together with the applicable legal rate of interest thereon, if it is ultimately determined that the Advisor or its affiliates are not entitled to indemnification.
Neither the Members nor the directors, officers, employees or agents of the Company shall be liable under any written instrument creating an obligation of the Company by reason of their being Members, directors, officers, employees or agents of the Company, and all persons shall look solely to the Company’s assets for the payment of any claim under or for the performance of that instrument.
Limited Liability of Our Members
Our Members will have no personal liability for any of our debts or obligations. Our Members will only be liable, in their capacity as a Members, to the extent of their capital contribution and their pro rata share of any of our undistributed profits and other assets.
Delaware law provides that, for a period of three years from the date on which any distribution is made to our Members, our Members may be liable to us for the distribution if both of the following are true:
•after giving effect to the distribution, all of our liabilities exceed the fair value of our assets; and

•our Members knew at the time they received the distribution that it was made in violation of Delaware law.
Allocations and Adjustments for Tax Purposes
Under our LLC Agreement, items of income, gain, loss, deduction and credit will generally be allocated among our Members consistent with the distribution provisions contained in our LLC Agreement with allocations attributable to the management and incentive fees and distribution and Members servicing fees and certain other fees allocated to the classes of shares in accordance with how such fees are attributable to such classes of shares.
Transfer of Our Shares
Restrictions on the Transfer of Units and Withdrawal
Our Members (other than the Advisor) may withdraw as a Members from Greenbacker Renewable Energy Company LLC by assigning their shares or having all of their shares repurchased in accordance with our share repurchase program (as described below), our LLC Agreement and any applicable securities laws. Our Members (other than the Advisor) may transfer their shares only upon the satisfaction of the conditions and subject to the restrictions discussed below. In addition, the transfer of their shares may subject our Members to the securities laws of the State or other jurisdiction in which the transfer is deemed to take place. The recipient must also own a sufficient number of shares to meet the minimum investment standard. Anyone to whom our Members (other than the Advisor) transfer their shares may become a Member (a “Substitute Member”) only upon our approval, which approval shall not be unreasonably withheld; otherwise, they will be an assignee. While assignees will hold all economic rights that come with ownership of our shares, they will not have the other rights that our Members have, including voting rights and the right to a copy of the list of our Members. We will amend our records at least once each calendar quarter to effect the substitution of the Substitute Member. We will not charge for transfers of shares except for reasonable and necessary costs actually incurred by us. We will also require that there be no adverse effect to us resulting from the transfer of our shares, and that the assignee has signed a transfer agreement and other forms, including a power of attorney, as described in our LLC Agreement. For purposes of transferring or assigning all or a portion of their interests, an assignor’s management shall have fiduciary responsibility for the safekeeping and use of all funds and assets of the assignee(s), whether or not in such assignor’s management’s possession or control, and that the management of the assignor shall not employ, or permit another to employ, such funds or assets in any manner except for the exclusive benefit of the assignee(s).
Unless our board of directors consent, which consent shall not be unreasonably withheld, no shares may be transferred or assigned:
•to a minor or incompetent unless a guardian, custodian or conservator has been appointed to handle the affairs of the person;
•to any person if, in the opinion of counsel, such assignment would result in our termination for U.S. federal income tax purposes; provided, however, that we may permit such assignment to become effective if and when, in the opinion of counsel, such assignment would no longer result in our termination for U.S. federal income tax purposes;
•to any person if the assignment would affect our existence or qualification as a limited liability company under Delaware law or the applicable laws of any other jurisdiction in which we are conducting business;
•to any person not permitted to be an assignee under applicable law, including, without limitation, applicable federal and state securities laws;
•to any person if the assignment would result in the transfer of less than five shares, unless the assignment is of all of the shares owned by the Members;
•if the assignment would result in our Members retaining a portion of their investment that is less than five shares;
•if, in our reasonable belief, the assignment might violate applicable law;
•if, in the determination of our board of directors, such assignment would not be in the best interest of the Company or its Members; or
•if the assignment would cause our shares to be owned by non-United States citizens.
Any attempt to transfer or assign our shares in violation of the provisions of our LLC Agreement or applicable law, including federal and state securities laws, will be null and void from the outset and will not bind us. Assignments of our shares will be recognized by us as of the first day of the month following the date upon which all conditions to the assignment have been satisfied.

Additional Restrictions on Transfer and Ownership of Shares

Our LLC Agreement contains additional restrictions on the ownership and transfer of our shares. No person or entity shall (i) beneficially own or constructively own shares in excess of 9.8% of the aggregate of our outstanding shares (the “Share Ownership Limit”) (ii) beneficially own or constructively own shares that would result in GREC being classified as a Closely Held C Corporation, as defined in 26 U.S. Code § 465(a)(1)(B) (“Closely Held C Corporation”), or (iii) transfer shares, if as a result of the transfer, more than 49.9% of our outstanding shares would be owned in the aggregate by five or fewer individuals. Any such transfer of shares that, if effective, would result in more than 49.9% of our outstanding shares being owned in the aggregate by five or fewer individuals is void. A person or entity with respect to such transfer that would beneficially or constructively own our shares in violation of the Share Ownership Limit or other restrictions in our LLC Agreement and/or, if appropriate in the context, a person or entity that would have been the record owner of such shares is referred to as a "Prohibited Owner".
If any transfer of our shares would result in any person or entity owning more than the Share Ownership Limit or would result in GREC being classified as a Closely Held C Corporation, then that number of shares shall be automatically transferred to a charitable trust for the exclusive benefit of one or more charitable beneficiaries that we select, and the intended person or entity will not acquire any rights in such shares. Such automatic transfer shall be deemed to be effective as of the close of business on the business day prior to the date of the transfer causing a violation. If the transfer to the trust would not be effective for any reason to prevent a person or entity from owning more than the Share Ownership Limit or from causing GREC to be classified as a Closely Held C Corporation, then the transfer of that number of shares necessary to cause such ownership or failure is void and the intended transferee shall acquire no rights in our shares. The trustee of the charitable trust shall be appointed by us and must be unaffiliated with us or the relevant Prohibited Owner.
If our board of directors or any duly authorized committee determines in good faith that a transfer or other event has taken place or that a person or entity intends to acquire or has attempted to acquire beneficial ownership or constructive ownership of any shares that would result in a violation, our board of directors or committee shall take such action as it deems advisable to refuse to give effect to or to prevent such transfer or other event, including causing the Company to redeem shares, refusing to give effect to such transfer on the books of the Company or instituting proceedings to enjoin such transfer or other event. However, any transfer or attempted transfer or other event that would result in a violation shall automatically result in the transfer to the charitable trust described above, or, where applicable, be void.
The shares held by the charitable trustee shall be deemed as issued and outstanding shares. The Prohibited Owner shall have no rights in the shares held by the charitable trustee. The Prohibited Owner shall not benefit economically from such shares and shall have no rights to dividends or other distributions. The charitable trustee shall have all voting rights and rights to dividends or other distributions with respect to the shares held in the charitable trust, which rights shall be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to us discovering that shares have been transferred to the charitable trustee shall be paid with respect to such shares to the charitable trustee upon demand. Any other dividend or distribution authorized but unpaid shall be paid when due to the charitable trustee. The Prohibited Owner shall have no voting rights respect to the shares transferred.
Upon any voluntary or involuntary liquidation, dissolution or winding up of or any distribution of our assets, the charitable trust will be entitled to receive that portion of our assets available for distribution to the holders of such class or series of shares. The charitable trustee shall distribute any such assets in accordance with the LLC Agreement. Within twenty days of receiving notice from us that shares have been transferred to the charitable trust, the charitable trustee shall sell the shares to a person whose ownership of the shares will not violate the Share Ownership Limit, cause GREC to be classified as a Closely Held C Corporation, or cause 49.9% of the outstanding shares to be owned in aggregate by five or fewer individuals. Upon such sale, any interest of the charitable beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the Prohibited Owner and the charitable beneficiary. The Prohibited Owner shall receive the lesser of (1) the price paid by the Prohibited Owner for the shares or, if the beneficiary did not give value for the shares, the market price of the shares on the day of the event causing the shares to be held in the charitable trust and (2) the price per share received by the charitable trustee from the sale or other disposition of the shares held in the charitable trust. Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the charitable beneficiary. If shares are sold by the Prohibited Owner before we discover that the shares have been transferred to a charitable trustee, then (i) such shares shall be deemed to have been sold on behalf of the charitable trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive, such excess shall be paid to the charitable trustee upon demand.

Our shares transferred to the charitable trustee shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the charitable trust (or in the case of a devise or gift, the market price at the time of that devise or gift) and (ii) the market price on the date that we, or our designee, accept such offer. Upon such a sale, the interest of the charitable beneficiary in the shares sold shall terminate and the charitable trustee shall distribute the net proceeds of the sale to the Prohibited Owner.
Our board of directors may, in its sole discretion and subject receipt of certain information, representations, covenants and undertakings deemed reasonably necessary by our board, exempt a person from the Share Ownership Limit. Prior to granting an exemption, our board of directors may, in its sole and absolute discretion, require a ruling from the Internal Revenue Service or an opinion of counsel, in form or substance satisfactory to our board, in order to determine or ensure that GREC will not be classified as a Closely Held C Corporation, provided, however that our board of directors is not obligated to require obtaining a favorable ruling or opinion in order to grant such an exemption. Our board of directors may increase the Share Ownership Limit provided that such increase does not result in five or fewer individuals owning in the aggregate 49.9% of the value of the outstanding shares. We are able to seek equitable relief, including injunctive relief to enforce these additional restrictions. Our delay or failure to exercise such rights will not operate as a waiver of these rights, except to the extent specifically waived in writing.
Limited Repurchase of Our Shares
We have adopted a share repurchase program to conduct quarterly share repurchases to allow Members to sell shares back to the Company at the price equal to the then current monthly share value for that class of shares, but only a limited number of shares are eligible for repurchase. The share repurchase program includes numerous restrictions that will limit a Member's ability to sell shares. At the discretion of our board of directors, we may also use cash on hand (including the proceeds from the issuance of new shares), cash available from borrowings or other external financing sources and cash from liquidation of investments to repurchase shares.
A Member's right to purchase is subject to the availability of funds and the other provisions of the share repurchase program. Additionally, a Member must hold his or her shares for a minimum of one year before he or she can participate in the share repurchase program, subject to any of the following special circumstances:
•the written request of the estate, heir or beneficiary or a deceased Members;
•a qualifying disability of the Members for a non-temporary period of time provided that the condition causing the qualifying disability was not pre-existing on the date that the Member became a Member;
•a determination of incompetence of the Member by a state or federal court located in the United States; or
•as determined by our board of directors, in their discretion, to be in the interests of the Company.
If a Member has made more than one purchase of shares, the one-year holding period will be calculated separately with respect to each purchase.
Our share repurchase program also limits the total amount of aggregate repurchases of shares, during any fiscal quarter, to up to 5.00% of the weighted average number of shares outstanding in the prior four fiscal quarters, and during any 12-month period, to up to 20.00% of the weighted average number of outstanding shares. The timing, amount and terms of our share repurchase program includes certain restrictions intended to ensure our ability to qualify as a partnership for U.S. federal income tax purposes.
Dissolution and Winding-Up
We will dissolve when any of the following events occurs:
•the adoption of a resolution by a majority vote of our board of directors approving our dissolution and the approval of such action by the affirmative vote of our Members owning a majority of our shares;
•the sale of all or substantially all of our assets;
•our operations are no longer legal activities under Delaware law or any other applicable law; or
•any other event that causes our dissolution or winding-up under Delaware law.
Meetings and Voting Rights of Our Members
Meetings
Pursuant to our LLC Agreement, a meeting of our Members for the election of directors will be held annually on a date and at the time and place set by our board of directors during the month of May in each year. Our board of directors or the chairman of our board of directors, our chief executive officer or our president may call a special meeting of our Members at any time on its own initiative to act upon any matter on which our Members may vote. Subject to the provisions of our LLC Agreement, a special meeting of our Members to act on any matter that may properly be brought before a meeting of our Members will also be called by our secretary upon the written request of 10% of all the votes entitled to be cast at the meeting on such matter and containing the information required by our LLC Agreement. Our secretary will inform the requesting Members of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting Members must pay such estimated cost before our secretary is required to prepare and deliver the notice of the special meeting. In addition, in lieu of a meeting, any matter that could be voted upon at a meeting of our Members may be submitted for action by written consent of our Members.
Voting Rights of Our Members
The Class A, Class C, Class I and Class EO shares will vote together as a single class, and, subject to the restrictions on transfer and ownership of shares set forth in our LLC Agreement and except as may otherwise be specified in our LLC Agreement, each share is entitled to one vote on each matter submitted to a vote at a meeting of our Members. The Liquidation Performance Unit will have no voting rights.
Our LLC Agreement provides that the holders of shares are entitled, at the annual meeting of holders of shares of the Company, to vote for the election of all of our directors. Because our LLC Agreement does not provide for cumulative voting rights, the holders of a plurality of the voting power of the then outstanding shares represented at a meeting of the holders of the shares will effectively be able to elect all the directors of the Company standing for election.
Our board of directors, without the consent of our Members owning a majority of our shares, may not take action on the following matters:
•an amendment of our LLC Agreement (except as set forth in “—Amending Our LLC Agreement”);
•our dissolution;
•(A) the merger or consolidation of the Company with or into any limited liability company, corporation, statutory trust, business trust or association, real estate investment trust, common-law trust or any other unincorporated business, including a partnership, or (B) sell, lease or exchange all or substantially all of its assets, except for or a distribution in-kind of assets to the Members or the Liquidation Performance Unitholder or any such sale or series of sales while liquidating the Company’s assets upon a liquidation;
•any action that would cause us to make an election to be treated as other than a partnership for federal income tax purposes;
•any action that would cause us to be treated as being engaged in the active conduct of a lending, banking or financial business; or
•take any action on such other matters with respect to which our board of directors has adopted a resolution declaring that a proposed action is advisable and directed that the matter be submitted to the Members for approval or ratification.
Our Members who dissent from any matter approved by our Members owning a majority of our shares are nevertheless bound by such vote and do not have a right to appraisal or automatic repurchase of their shares.
In addition, our Members have the right to take any of the following actions upon the affirmative vote or consent of the majority of the outstanding shares, without the concurrence of our board of directors:
•amend our LLC Agreement except as otherwise provided;
•dissolve the Company;
•elect or remove a director, subject to the detailed provisions in our LLC Agreement; or
•approve or disapprove the sale or series of sales of all or substantially all of our assets other than in the ordinary course of our business.
Anti-Takeover Provisions
Certain provisions of our LLC Agreement may make it more difficult for third parties to acquire control of the Company by various means. These provisions could deprive the holders of our shares of opportunities to realize a premium on the shares owned by them. These provisions are intended to:
•enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors;
•discourage certain types of transactions which may involve an actual or threatened change in control of us;

•discourage certain tactics that may be used in proxy fights;
•encourage persons seeking to acquire control of us to consult first with our board of directors to negotiate the terms of any proposed business combination or offer; and
•reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of the outstanding shares or that is otherwise unfair to holders of our shares.
Anti-Takeover Provisions in the LLC Agreement
A number of provisions of our LLC Agreement could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company. Our LLC Agreement prohibits the merger or consolidation of the Company with or into any limited liability company, corporation, statutory trust, business trust or association, real estate investment trust, common-law trust or any other unincorporated business, including a partnership, as well as the sale, lease or exchange of all or substantially all of our assets, except for a distribution in-kind of assets to the Members or the Liquidation Performance Unitholder or any such sale or series of sales while liquidating our assets following a liquidation, unless in each case, our board of directors adopts a resolution by a majority vote approving such action and unless such action is approved by the affirmative vote of the holder of a majority of the outstanding shares entitled to vote thereon.
In addition, our LLC Agreement contains provisions which prohibit us from engaging in a business combination (as defined below) with an interested holder of shares, (an “Interested Member”) (as defined below), unless such business combination is approved by the affirmative vote of the holders of a majority of the outstanding shares, excluding shares held by the Interested Member or any affiliate or associate of the Interested Member.
An Interested Member is defined in our LLC Agreement as:
•a person who is, or was at any time within the three-year period immediately prior to the date in question, the owner of 15% or more of the then outstanding shares and who did not become the owner of such amount of shares pursuant to a transaction that was approved by the affirmative vote of a majority of our board of directors; or
•is an assignee of, or has otherwise succeeded to, any shares of which an Interested Member was the owner at any time.
A business combination is defined in our LLC Agreement and includes (1) a merger or consolidation of us or any of our subsidiaries with an Interested Member or any other person that is, or after such merger or consolidation would be, an affiliate of an Interested Member, (2) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of property or assets, or issuance or transfer of any our securities or any of our subsidiaries’ securities, with or on behalf of an Interested Member or any affiliate of an Interested Member having a net asset value equal to 10% or more of the net asset value of our outstanding shares, (3) the issuance or transfer by the Company or any subsidiary thereof (in one transaction or a series of transactions) of any securities of the Company or any subsidiary thereof to, or proposed by or on behalf of, an Interested Member (as defined in the LLC Agreement) or an affiliate or associate of an Interested Member in exchange for cash, securities or other property (or a combination thereof) having a net asset value equal to 10% or more of the net asset value of the Company’s outstanding shares as of the date of the consummation of the transaction giving rise to the business combination, (4) any spin-off or split-up of any kind of us or any of our subsidiaries, proposed by or on behalf of an Interested Member or any of affiliate of the Interested Member, or (5) any reclassification of the shares or securities of a subsidiary of the Company (including any reverse split of shares or such securities) or recapitalization of the Company or such subsidiary, or any merger or consolidation of the Company or such subsidiary with any other subsidiary thereof, or any other transaction (whether or not with or into or otherwise involving an Interested Member), that has the effect, directly or indirectly, of increasing the proportionate share of (i) outstanding shares or such securities or securities of such subsidiary which are beneficially owned by an Interested Member or any of its affiliates or associates or (ii) any securities of the Company or such subsidiary that are convertible into or exchangeable for shares or such securities of such subsidiary, that are directly or indirectly owned by an Interested Member or any of its affiliates or associates.
This provision does not apply where the business combination or the transaction that resulted in the holder of shares becoming an Interested Member is approved by our board of directors prior to the time the Interested Member acquired its, his or her 15% interest.
Our LLC Agreement generally authorizes only our independent directors to nominate and fill vacancies on our board of directors created by the failure to stand for re-election, resignation, removal from office, death or incapacity of our independent directors. Our LLC Agreement also provides that directors may be removed, with or without cause, by the affirmative vote of holders of a majority of the outstanding shares entitled to be cast in the election of directors.

Our LLC Agreement also provides that holders of shares seeking to bring business before an annual meeting of holders of shares or to nominate candidates for election as directors at an annual meeting of holders of shares, must provide notice thereof in writing to us not less than 120 days and not more than 150 days prior to the anniversary date of the mailing of the notice of the preceding year’s annual meeting of holders of shares or as otherwise required by requirements of the Exchange Act. In addition, the holder of shares furnishing such notice must be a holder of shares of record on both (1) the date of delivering such notice and (2) the date of the meeting, who is entitled to vote at such meeting. Our LLC Agreement specifies certain requirements as to the form and content of a holder’s notice, as the case may be. These provisions may preclude holders of shares from bringing matters at an annual meeting or from making nominations for directors at an annual or special meeting.
Authorized but unissued shares are available for future issuance, without approval of the holders of our shares. Moreover, our LLC Agreement authorizes our board of directors, without the approval of any of our Members, to increase the number of shares we are authorized to issue and to classify and reclassify any authorized but unissued class or series of shares into any other class of series of shares having such designations, preferences, rights, powers and duties as may be specified by our board of directors. These additional shares may be utilized for a variety of purposes, including our distribution reinvestment plan. The existence of authorized but unissued shares could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, or could allow us to create a shareholder rights plan.
In addition, our board of directors has broad authority to amend our LLC Agreement, as discussed below. Our board of directors could, in the future, choose to amend our LLC Agreement to include other provisions which have the intention or effect of discouraging takeover attempts.
Amending our LLC Agreement
Other than amendments that (i) do not require approval of the majority of Members or (ii) require consent of the Liquidation Performance Unitholder, as discussed below, our LLC Agreement may be amended at the request of our board of directors upon the affirmative vote or consent of the majority of the Members.
Amendment by Our Board of Directors Without the Consent of Our Members
A majority of our board of directors may, without the consent of our Members, amend our LLC Agreement to effect any change for the benefit or protection of our Members, including:
•adding to the representations, duties or obligations of our board of directors, or surrendering any of our board of directors’ rights or powers granted to our board of directors in the LLC Agreement;
•creating any class or series of shares, increasing the number of our authorized shares, or issuing additional shares of our authorized but unissued shares;
•curing any ambiguity in our LLC Agreement, or correcting or supplementing any provision of our LLC Agreement that may be internally inconsistent with any other provision in the LLC Agreement or adding any other provision with respect to matters or questions arising under the LLC Agreement that will not be inconsistent with the terms of the LLC Agreement;
•preserving our status as a “partnership” under the Delaware Limited Liability Company Act or any comparable law of any other state in which the Company may be required to be qualified;
•ensuring that we will not be treated as an association or a publicly traded partnership taxable as a corporation under the Code;
•deleting or adding any provision required to be deleted or added by the SEC or any other federal or state regulatory body or other agency (including any “blue sky” commission) or by any government administrator or similar such official;
•permitting our shares to fall into an exemption from the definition of “plan assets” under the Plan Asset Regulations section of the Employee Retirement Income Security Act of 1974;
•under certain circumstances, amending the allocation provisions, in accordance with the advice of tax counsel, accountants or the Internal Revenue Service, to the minimum extent necessary; and
•changing our name or the location of our principal office.
Amendments With the Consent of the Liquidation Performance Unitholder
Any amendment to the LLC Agreement that adversely affects the interests of the Liquidation Performance Unitholder requires the consent of the Liquidation Performance Unitholder.

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